EXHIBIT 11

                    COMPUTATION OF EARNINGS PER COMMON SHARE

The details of computation of earnings per common share are disclosed in the Consolidated Statements of Income and Note 15 of the Notes to Consolidated Financial Statements for the Periods of Six Months Ended June 30, 2003 and 2002 (unaudited) and the Year Ended December 31, 2002 (audited), contained in the Quarterly Report on Form 10-Q of registrant for the quarter Ended June 30, 2003.

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